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Exhibit 12.1

	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income and mining taxes	303.3	133.9	(54)	297.4	201.3	(28.7)
Adjustments:
Fixed charges added to earnings	19.9	1.0	1.3	15.2	42.2	9.4

	323.2	134.9	(52.7)	312.6	243.5	(19.3)

Fixed Charges:
Interest expense	5.2	0.9	1.2	15.1	42.1	9.4
Capitalized interest	13.7	—	—	—	—	—
Amortized premiums, discounts and capitalized
expenses related to indebtedness	1.0	—	—	—	—	—
Portion of rent expense representative of interest	—	0.1	0.1	0.1	0.1	—

	19.9	1	1.3	15.2	42.2	9.4
Ratio of earnings to fixed charges(1)	59.3x	134.9x	N/A	20.6x	5.8x	N/A

N/A—Represents a coverage ratio of less than 1.

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  Exhibit 12.1